MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

30 January 2007

RECEIVED
2007 FEB -2 A 11: 15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

07020768

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 19th of January 2007, the Company filed with the London Stock Exchange an announcement regarding Voting Rights and Capital within MyTravel Group plc.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
FEB 07 2007
THOMSON
FINANCIAL

J:Grpsec-15-07-0801-001-SEC-3-070130

MYTGrouplet0001

RNS Number:8303P
MyTravel Group plc
19 January 2007

MyTravel Group plc - Voting Rights and Capital

19 January 2007

In conformity with the transitional provisions for the implementation of the Transparency Directive, we would like to notify the market of the following :

Since the notification made on 29 December 2006 of MyTravel Group plc's issued share capital, MyTravel Group plc's issued share capital has increased to 461,141,177 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, MyTravel Group plc under the Disclosure and Transparency Rules.

MyTravel Group plc does not hold any shares in treasury.

END

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